Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye -Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website: www.sibanyestillwater.com
Exhibit 99.1
MARKET RELEASE
Notification in terms of Section 45(5) of the Companies Act 71 of 2008 – Approval of
intercompany funding to facilitate conversion of a USD200,000 convertible bond issued by
Sibanye Gold Limited
Sibanye Gold Limited (a wholly owned subsidiary of the Company) (the “Issuer”) is the issuer of the
USD450,000,000 1.875 per cent convertible bonds due 2023 (current principal value of USD384,000,000 outstanding) (the “Bonds”). Holders of outstanding Bonds (the “Bondholders”) are entitled, under the terms and conditions of the Bonds (the “Bond Terms”) to each exercise a right to convert the Bonds into ordinary shares of the Company (the “Conversion Rights”) whether on the redemption of the Bonds by the Issuer or otherwise on a voluntary basis from time to time by the issue of a conversion notice to the
Issuer.

Pursuant to the corporate reorganisation which was implemented in early 2020, the Company became a guarantor in relation to the conversion and settlement of the Bonds by the Issuer and furthermore undertook to deliver its shares to settle the Issuer’s obligations under the Bond Terms. To facilitate this, the
Company has entered into a loan facility agreement with the Issuer, in terms of which it will fund any share issues required to settle a conversion event under the Bonds (the “Loan Facility Agreement”).

Following receipt of a valid conversion notice in respect of USD200,000 of the Bonds, the Company will issue 127,967 ordinary shares to the Bondholder under the Bond Terms to settle this conversion event and the relevant Bond will be cancelled.

Notice is hereby given that, in terms of the provisions of Section 45(5) of the Companies Act 71 of 2008
(the “Companies Act”), and pursuant to the special resolution passed at the general meeting of the
Company held on 26 May 2020, the board of directors of the Company (the “Board”) has adopted resolutions to provide financial assistance to the Issuer by advancing loan funding to the Issuer in terms of the Loan Facility Agreement, as required to settle conversion events under the Bonds from time to time, including pursuant to the voluntary conversion notice received. This loan funding constitutes direct and/or indirect financial assistance in terms of the provisions of Section 45(2) of the Companies Act.

Having considered all reasonable financial circumstances of the Company in terms of and pursuant to the provisions of Section 45 as read with Section 4 of the Companies Act, the Board satisfied itself that:
•
immediately after providing the financial assistance referred to above, the Company would satisfy the solvency and liquidity test contemplated in Section 4 of the Companies Act
•
all relevant conditions and restrictions relating to the granting of such financial assistance by the
Company contained in the Company's memorandum of incorporation are satisfied
•
the terms and conditions on which such financial assistance is to be given are fair and reasonable to the Company

Ends.
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Website:
www.sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Johannesburg, 8 September 2020.

Ends.
FORWARD LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-looking statements.
Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects; financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United States, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond instruments; changes in assumptions underlying Sibanye-
Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of Sibanye-Stillwater’s business strategy; exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold,
PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as coronavirus (“COVID-19”). Further details of potential risks and uncertainties affecting
Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States
Securities and Exchange Commission.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).